Exhibit 4.(c)6

Form of Letter of Indemnification
provided to members of the Registrant’s
board of directors, as amended March 2007.

[ECI LETTERHEAD]

Date: ___________
To:

Dear _______________:

Letter of Indemnification

ECI Telecom Ltd. (“ECI”) hereby undertakes to indemnify you, as a director of ECI, to the fullest extent permitted by law, in respect of obligations and costs specified below that may be imposed on or incurred by you in connection with and in the scope of your acts and omissions as a director of ECI (including activities in which you participated prior to the date of this indemnification letter), as follows:

(i) a financial obligation imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator’s award which has been confirmed by a court;

(ii) reasonable litigation expenses, including attorney’s fees, incurred by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

(iii) reasonable litigation expenses, including attorneys’ fees, incurred by you or which were imposed on you by a court, in proceedings instituted against you by ECI or on its behalf or by any other person, or in a criminal charge of which you were acquitted, or in a criminal proceeding in which you were convicted of a criminal offense that does not require proof of criminal intent.

The above indemnification will also apply to any action taken by you in your capacity as a director and/or officer of any other company controlled, directly or indirectly, by ECI, or in your capacity as a director (or observer at meetings of the board of directors) of a company not controlled by ECI but where your appointment as a director (or observer) results from ECI’s holdings in such company.

Indemnification according to this letter will be subject to applicable law and to the following terms and conditions:

1. You shall notify ECI within a reasonable time of your learning of any legal proceedings instigated or initiated against you in connection with any event that may give rise to indemnification and that you provide ECI, or anyone specified by ECI, with all documents related to the proceeding in question.

2. Other than with regard to proceedings that have been initiated against you by ECI or in its name:

2.1 ECI reserves the right to represent you in the proceedings or to appoint any legal counsel of its choice for this purpose (unless its choice of legal counsel is unacceptable to you for reasonable reasons). ECI or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process. The appointed counsel will be bound by a fiduciary duty to you and to ECI. If a conflict of interests should arise between the appointed counsel and yourself, counsel will inform ECI and you will be entitled to appoint a different counsel reasonably acceptable to ECI and the terms of this indemnification letter shall apply to the new appointment.

2.2 If, in accordance with this Section 2, ECI has taken upon itself the conduct of your defense, then ECI’s obligation to advance or reimburse you for your legal fees and expenses that you may incur in connection with your defense shall be only pursuant to Section 2.1 or to the extent that it has expressly agreed to do so in writing subsequent to this letter of indemnification.

2.3 ECI will have no liability or obligation pursuant to this indemnification letter to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without ECI’s written consent to such compromise or settlement.

2.4 In the event of criminal proceedings, ECI and legal counsel will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. In a civil proceeding (whether before a court or an arbitrator or as a part of a settlement or a compromise arrangement), ECI and legal counsel will not have the right to admit to any occurrences that are not indemnifiable pursuant to this letter and/or pursuant to law, without your consent. However, the aforesaid will not prevent ECI, and legal counsel with the approval of ECI, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent provided that such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this letter and/or pursuant to law. In addition, if ECI should decide to settle by arbitration or a settlement or any other compromise arrangement, it shall be allowed to do so as long as the proceedings against you are terminated first or in parallel.

2.5 If ECI so requests, you will sign any document that will empower it or any appointed counsel to represent you and defend you in any proceeding as stated above. You will cooperate, as reasonably requested, with ECI and any appointed legal counsel and ECI shall cover all related expenses so that you will not have to make any payments or incur any expenses yourself.

3. ECI will not be required to pay any amounts under this letter of indemnification that were, in fact, already paid to you or on your behalf through or in connection with insurance or any other indemnification obligations undertaken to you by anyone in ECI. ECI will be entitled to any and all amounts collected from a third party in connection with liabilities indemnified hereunder.

4. Upon your request for payment in connection with any indemnifiable event pursuant to this indemnification letter, ECI shall complete all the necessary arrangements required by the law for payment and shall use its best efforts to obtain the necessary authorizations, if required. If any authorization should be required for payment, and such payment is not so authorized for any reason, such payment or the relevant part thereof will be subject to the approval of the court (if relevant) and ECI shall use its best efforts to obtain such authorization.

5. ECI shall advance you any costs or expenses described herein, provided that if it shall be determined that you were not entitled to such amounts, you shall promptly repay such amounts in accordance with the payment plan and schedule determined by ECI in writing. You shall qualify for advances solely upon the execution and delivery to ECI of an undertaking providing that you undertake to promptly repay the advance to the extent that it is ultimately determined by a court of competent jurisdiction, in a final and non-appealable order that you are not entitled to be indemnified by ECI.

6. You shall continue to remain entitled to indemnification by ECI as provided in this letter of indemnification after you are no longer a director of ECI, provided that the events that give rise to the payments, costs and expenses for which indemnification is being sought occurred while you were a director.

7. ECI will not indemnify you for any amounts you may be obligated to pay in respect of the following matters:

7.1 A breach of your duty of loyalty to ECI, unless you acted in good faith and had reasonable cause to assume that the action would not prejudice the interests of ECI.

7.2 A breach of the duty of care made intentionally or with recklessness (“pzizut”), as established by the judicial authority that ruled in the relevant proceeding.

7.3 An intentional act intended to unlawfully yield a personal profit, as established by the judicial authority that ruled in the relevant proceeding.

7.4 A fine or a penalty imposed on you.

7.5 A counterclaim made by ECI or in its name in connection with a claim against ECI filed by you.

8. The indemnification set forth in clause (i) of the introductory paragraph of this letter of indemnification shall include all the financial obligations relating to each of the following matters. ECI’s board of directors has determined that the following matters are foreseeable in light of ECI’s actual operations:

8.1 Any offering by ECI of securities in ECI, and/or any sale of securities in ECI by a shareholder, to private investors and/or to the public and listing of such securities, and/or the offer by ECI to purchase securities from the public and/or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering or sale and ECI’s status as a public company or as an issuer of securities.

8.2 Occurrences resulting from ECI’s status, obligations and/or actions as a public company, and/or the fact that ECI’s securities were issued to the public or to private investors and/or are traded on a stock exchange (including Nasdaq Stock Market), whether in Israel or abroad, including without derogating from the generality of the foregoing, fraudulent disclosure claims, failure to comply with securities law disclosure rules and other claims relating to relationships with investors and the investment community.

8.3 Occurrences in connection with ECI’s business operations and activities including, without limitation, the purchase, distribution, marketing and sale of ECI’s equipment and/or products and/or any marketing plans and/or publications.

8.4 Actions in connection with ECI’s undertakings, activities and communications with the authorities with respect to its business operations and activities including, without limitation, the purchase, distribution, marketing and sale of ECI’s equipment and/or products and/or any marketing plans and/or publications.

8.5 Actions in connection with investments made by ECI and/or its subsidiaries and/or its affiliates in other entities whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken or alleged omissions by you in the name of ECI and/or any subsidiary thereof and/or any affiliate thereof as a director, officer, employee and/or a board observer of the entity which is the subject of the transaction and the like.

8.6 The merger, acquisition or other business combination or any such proposed transaction of ECI, any subsidiary thereof and/or any affiliate thereof with or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, of ECI, any of its subsidiaries and/or any of its affiliates.

8.7 Actions in connection with labor relations and/or employment matters in ECI, its subsidiaries and/or its affiliates and trade relations of ECI, its subsidiaries and/or its affiliates, including with employees, independent contractors, customers, suppliers and various service providers.

8.8 Actions in connection with the testing of equipment and/or products developed and/or marketed by ECI, its subsidiaries and/or its affiliates and/or in connection with the distribution, sale, license or use of such equipment and/or products, including product liability claims.

8.9 Actions in connection with the intellectual property of ECI, its subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property.

8.10 Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of ECI, its subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

8.11 The borrowing or other receipt of funds and any other financing transaction or arrangement, or any such proposed transaction, agreement or arrangement.

8.12 Occurrences in connection with the sale, purchase and holding of negotiable securities or other investments for or in the name of ECI, and/or a subsidiary and/or an affiliate.

8.13 The exposure to market risks (including, without limitation, movements in currency-exchange rates and interest rates) and the management thereof.

8.14 Class actions, derivative actions or any other legal proceedings against you and/or ECI and/or any of its subsidiaries or affiliates, in connection with your role and/or activities in ECI or on its behalf.

8.15 Anti-competitive acts and acts of commercial wrongdoing.

8.16 Acts in regard of invasion of privacy including, without limitation, with respect to databases and acts of slander.

8.17 Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction.

8.18 Any other actions which can be anticipated for companies of the type of ECI, and which the Board of Directors may deem appropriate.

9. Although ECI cannot accurately predict the maximum exposure with respect to any of the matters enumerated in Section 8 above, ECI believes that an amount of US$ 30,000,000 (thirty million United States dollars) per subject (under this letter of indemnification together with any prior and future indemnification letter, if granted to you), is a reasonable maximum for the indemnification obligations set forth in clause (i) of the introductory paragraph of this letter of indemnification; however, the total amount of ~~I~~indemnification obligations set forth in clause (i) of the introductory paragraph of this letter of indemnification that ECI undertakes towards all persons whom it has resolved to indemnify for all the above matters in the circumstances described therein, jointly and in the aggregate, shall not exceed a maximum amount equal to US$225,000,000 (two hundred and twenty five million United States dollars). However, in the event you would have been entitled to additional indemnification but for this maximum, ECI will consider in good faith increasing this maximum and/or indemnifying you retroactively for financial obligations in excess of this maximum, on a case-by-case basis, subject to applicable law.

10. For the avoidance of doubt, it is hereby clarified that nothing contained in this letter derogates from ECI’s right to indemnify you post factum, subject to applicable law, for any amounts which you may be obligated to pay (including financial obligations imposed on you following class actions proceedings, if applicable) without the limitations set forth above.

11. If any undertaking included in this indemnification letter is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

12. This letter of indemnification and all issues related thereto shall be governed by the laws of Israel, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction in connection with all matters that arise regarding this letter of indemnification.

Very truly yours,

ECI Telecom Ltd.

By:

Name Position

I accept the terms and conditions of the above letter of indemnification.

Director	Date